SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July 2011

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

INVESTORS CONTACT
investor.relations@homex.com.mx

Vania Fueyo
INVESTOR RELATIONS OFFICER
+ 5266.7758.5838
vfueyo@homex.com.mx
Homex Reports Solid Q-2 2011 in Line with the Company’s 2011 guidance; Revenue Growth of 13.7%, EBITDA margin of 22.5% and Positive FCF Generation

Culiacan Mexico, July 26, 2011—Desarrolladora Homex, S.A.B. de C.V.
(“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced its financial results for the Second Quarter ended on June 30th, 2011[1].

Commenting on second quarter results, Gerardo de Nicolas, Homex Chief Executive Officer, said:

“We are very pleased with our operating performance for the second quarter, across the board, and particularly from both Mexican and Brazilian homebuilding operations, as well as from our government division. We have been maintaining the momentum of double-digit top-line growth, reflecting the strength and resiliency of our diversified business lines.
“Importantly, our close attention and proactive efforts to improve our working capital management have been paying off. We made good headway in the first quarter, in terms of cash flow generation, and have improved on this incrementally in Q2. We feel good about our progress, here, and there’s more work to be done.

Financial Highlights

• Total revenue increased 13.7 percent in the second quarter of 2011 to Ps.5.5 billion (US$466 million) from Ps.4.8 billion (US$410 million) for the same period in 2010.

•

Gross margin for the quarter was 30.9 percent compared to 30.8 percent for the second quarter of 2010. 2Q11 gross margin, on a pro forma basis, without considering the application of MFRS D-6 “Capitalization of Comprehensive Financing Cost”, increased 152 bps to 34.4 percent compared to 32.8 percent during the same period of last year, mainly as a result of higher average prices, efficiencies generated from the increased use of the Company’s aluminum mould technology.

[1] Unless otherwise noted, all monetary figures are presented in thousands of Mexican pesos and in accordance with Mexican Financial Reporting Standards (MFRS). Second Quarter 2011 and 2010 figures are presented without recognizing the effects of inflation, per the application of MFRS B-10 “Effects of inflation. ” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader, using an exchange rate of Ps. 11.7748 per US$1.00. Second quarter 2011 and 2010 financial information is unaudited and subject to adjustments.

Comparisons expressed in basis points (bps) or percentages are provided for the convenience of the reader. Basis points or percentage figures may not match, due to rounding.

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SECOND QUARTER 2011 RESULTS

Financial Highlights
•

Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the quarter was Ps.1,237.5 million (US$105 million), a 16.7 percent increase from the Ps.1,060.0 million (US$90 million) reported for the second quarter of 2010. Adjusted EBITDA margin was 22.5 percent, an increase of 58 basis points from 22.0 percent for the second quarter of 2010, due to the improvement in gross margin as well as lower SG&A expenses.

“We are pleased, as well, to report a strong, 17.3 percent increase in operating income and a healthy 16.7 percent increase in EBITDA, brought about by increased efficiencies from our construction technology, other cost containment measures and lower costs associated with our Brazilian operations, where we are benefitting from our growing experience in that market.

“We are well on target to meet our operating and financial goals for the year in all business categories,” he added.

•

Earnings per share for the second quarter of 2011 increased to Ps.1.41, as compared to Ps.1.39 reported in the second quarter of 2010. On an accumulated basis as of June 30, 2011 earnings per share increased 18 percent to Ps.2.18 from Ps.1.85 as of June 30, 2010.

•

During the second quarter of 2011, Homex’ free cash flow generation had a positive balance of Ps. 466 million, as a result of the stability of its working capital cycle. On an accumulated basis as of June 30, 2011 the Company has achieved positive free cash flow of Ps. 97.8 million.

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SECOND QUARTER 2011 RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS					SIX MONTHS
	2Q'11
	Thousands U.S	2Q'11
	Dollars	Thousands of	2Q'10	% Chg.	2011	2010	% Chg.
	(Convenience	pesos
Thousands of pesos	Translation)
Volume (Homes)	12,576	12,576	12,312	2.1%	22,537	22,015	2.4%
Revenues	$466,217	$5,489,608	$4,826,162	13.7%	$9,588,035	$8,419,608	13.9%
Cost	$322,060	$3,792,195	$3,339,902	13.5%	$6,720,845	$6,148,743	9.3%
Capitalization of CFC	$16,039	$188,859	$98,674	91.4%	$385,801	$493,374	-21.8%
Gross profit	$144,156	$1,697,414	$1,486,260	14.2%	$2,867,190	$2,270,864	26.3%
Gross profit adjusted by capitalization of CFC	$160,196	$1,886,273	$1,584,934	19.0%	$3,252,991	$2,764,238	17.7%
Operating income	$79,059	$930,904	$793,569	17.3%	$1,485,519	$1,099,312	35.1%
Operating income adjusted by capitalization of CFC	$95,098	$1,119,763	$892,242	25.5%	$1,871,320	$1,592,686	17.5%
Interest expense, net (a)	$27,558	$324,486	$117,553	176.0%	$570,376	$538,204	6.0%
Net income	$40,181	$473,127	$431,379	9.7%	$730,461	$619,146	18.0%
Adjusted EBITDA (b)	$105,098	$1,237,503	$1,060,017	16.7%	$2,068,038	$1,863,489	11.0%
Gross margin	30.9%	30.9%	30.8%		29.9%	27.0%
Gross margin adjusted by capitalization of CFC	34.4%	34.4%	32.8%		33.9%	32.8%
Operating margin	17.0%	17.0%	16.4%		15.5%	13.1%
Operating margin adjusted by capitalization of CFC	20.4%	20.4%	18.5%		19.5%	18.9%
Adjusted EBITDA margin	22.5%	22.5%	22.0%		21.6%	22.1%
Earnings per share in Ps.		1.41	1.39		2.18	1.85
Earnings per ADR presented in US (c)	0.72		0.71		1.11	0.94
Weighted avge. shares outstanding (MM)	334.7	334.7	334.9		334.7	334.9
Accounts receivable as % of LTM revenues	9.0%	9.0%	6.0%		9.0%	6.0%
Inventory as % of LTM revenues	141.3%	141.3%	133.7%		141.3%	133.7%
Inventory (w/o land) as % of LTM revenues	85.4%	85.4%	64.8%		85.4%	64.8%

(a) Net interest expense includes capitalized interest in Cost of Goods Sold during the period.

(b) Adjusted EBITDA is not a financial measure computed under Mexican Financial Reporting Standards (MFRS). Adjusted EBITDA as derived from our MFRS financial information net income, excluding (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, valuation effects of derivative instruments and monetary position gain or loss), including CFC, capitalized to land balances, that is subsequently charged to cost of sales; and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for reconciliation of net income to Adjusted EBITDA for the second quarter of 2011 and 2010.

(c) US$ values presented using an exchange rate of Ps.11.7748 per US$1.00 as of June 30, 2011.

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SECOND QUARTER 2011 RESULTS

Operating Results

Homex had operations in 34 cities and 21 states across Mexico and in three cities and two states in Brazil as of June 30, 2011.

Titled volume. During the second quarter of 2011, titled home volume totaled 12,576 homes, an increase of 2.1 percent when compared to the second quarter of 2010, mainly driven by the Company’s strategy of focusing on the most profitable segments within the affordable entry-level and low middle income segment. During the second quarter of 2011, affordable entry-level homes, including the Company’s titled units in Brazil, accounted for 12,126 or 96.4 percent of total sales volume compared to 11,732 or 95.3 percent of total sales volume for the same period in the previous year. Middle-income volume in the second quarter of 2011 decreased 22.4 percent to 450 homes from 580 homes during the second quarter of 2010. Middle-income volume represented 3.6 percent of total sales volume during the second quarter of 2011, a decrease of 113 basis points when compared to the 4.7 percent that middle-income volume represented during the second quarter of 2010. The year-over-year decline reflects the Company’s strategy to increase its concentration in homes affordable for low income families.

VOLUME
	2Q'11	% of Total	2Q'10	% of Total	Change
					2Q11 / 2Q10
Affordable-entry (from 2 to 11 times MW*)	12,126	96.4%	11,732	95.3%	3.4%
Middle income (above 11 times MW*)	450	3.6%	580	4.7%	-22.4%
Total volume	12,576	100.0%	12,312	100.0%	2.1%

*MW: Annual Minimum Wage

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SECOND QUARTER 2011 RESULTS

The average price for all titled homes during the second quarter of 2011 was Ps.392 thousand, an increase of 3.8 percent when compared to the second quarter of 2010. The average price increase was mainly driven by a 4.2 percent increase in the average price of the Company’s operations in México in the affordable -entry level segment which increased to Ps.369 thousand for the second quarter of 2011 from Ps.354 thousand for the second quarter of 2010. This increase reflects the Company’s strategy to actively respond to mortgage availability, demand trends and market opportunities. At the same time, the average price for homes within the middle-income segment increased 8.3 percent from Ps.830 thousand during the second quarter of 2010 to Ps.899 thousand as of the second quarter of 2011, mainly as a result of the Company’s strategy to concentrate its product offering at a price point suitable for co-financing programs with INFONAVIT and FOVISSSTE. The average price for the Company’s operations in Brazil was Ps.496 thousand, a 24.6 percent decrease when compared to Ps.657 thousand during the second quarter of 2010. The decline reflects the Company’s focus on a lower end segment.

AVERAGE PRICE
			Change
Thousands of pesos	2Q'11	2Q'10	2Q11 / 2Q10	Low	High
Affordable-entry (from 2 to 11 times MW*)	$369	$354	4.2%	$204	$600
Middle income (above 11 times MW*)	$899	$830	8.3%	$601	$1,500
Average price for all homes in Mexico	$388	$376	3.2%
Affordable-entry Brazil (from 3 to 6 times MW*)	$496	$657	-24.6%
Average price for all homes	$392	$378	3.8%

*MW: Annual Minimum Wage
The Company categorized its titled homes during the quarter according to the price ranges presented above

6
SECOND QUARTER 2011 RESULTS

Mortgage financing* . For the second quarter of 2011, 59 percent of the Company’s titled homes were through INFONAVIT, while financing from FOVISSSTE represented 24 percent of total titled units. The remainder of Homex’ customers in Mexico were mainly financed by commercial banks and other state housing funds. The Company’s titled units at Brazil were financed through the Caixa Economica Federal representing 3.7 percent of Homex’s homes titled during the quarter.

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SECOND QUARTER 2011 RESULTS

Geographic expansion. During the second quarter of 2011, Homex maintained its strategy of consolidating its presence in the regions where the Company has existing operations. As such, Homex did not open operations in any new city in Mexico or Brazil during the period.

8
SECOND QUARTER 2011 RESULTS

Financial Results

Revenues increased 13.7 percent in the second quarter of 2011 to Ps.5,489.6 million from Ps.4,826.1 million in the same period of 2010. Total housing revenues in the second quarter of 2011 increased 6.0 percent, mainly driven by an increase in the average price for all homes. Revenues from homes in the affordable -entry level segment (including revenues from the Company’s operations in Brazil) increased 8.6 percent during the second quarter of 2011, driven by an increased contribution to revenues from Brazil to 4.2 percent during the quarter compared to 1.0 percent during the same period of 2010. The increase was also driven by a 3.2 percent increase in the average price of homes titled in Mexico compared to the second quarter of 2010, as a result of the Company’s strategy of focusing on the most attractive price ranges within the affordable -entry level following mortgage and demand trends. Middle-income segment revenues decreased by 16.0 percent, mainly driven by a 22.4 percent decrease in titled volume within the segment.

As a percentage of total revenues, affordable entry-level home revenues (including revenues from the Company’s operations in Brazil) decreased to 82.5 percent in the second quarter of 2011 from 86.4 percent in the second quarter of 2010. The middle-income segment represented 7.4 percent of total revenues during the second quarter of 2011 compared to 10.0 percent during the same period of 2010.

Additionally, other revenues increased to Ps.556.5 million in the second quarter of 2011 from Ps. 174.1 million in the second quarter of 2010, as the Company recognized Ps.477.9 million of revenues from its building services contract with Mexico’s federal government during the second quarter of 2011. During 2Q11, the balance of other revenues were mainly attributable to the sale of pre-fabricated construction materials, such as block and concrete.

REVENUES BREAKDOWN
					Change
Thousands of pesos	2Q'11	% of Total	2Q'10	% of Total	2Q11 / 2Q10
Affordable-entry (from 2 to 11 times MW*)	$4,528,606	82.5%	$4,170,428	86.4%	8.6%
Middle income (above 11 times MW*)	$404,519	7.4%	$481,626	10.0%	-16.0%
Total housing revenues	$4,933,125	89.9%	$4,652,053	96.4%	6.0%
Other revenues	$556,483	10.1%	$174,109	3.6%	219.6%
Total revenues	$5,489,608	100.0%	$4,826,162	100.0%	13.7%

*MW: Annual Minimum Wage

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SECOND QUARTER 2011 RESULTS

Gross profit margin increased 12 basis points to 30.9 percent in the second quarter of 2011 from 30.8 percent in the same quarter of last year despite a lower recognized capitalized Comprehensive Financing Cost (CFC) in COGS during the second quarter of 2010. Pursuant to MFRS D-6, since 2007, the Company has been required to capitalize a portion of its Comprehensive Financing Cost, which includes interest expense, exchange gains and losses, and monetary position gains and losses, and to apply capitalized CFC to the cost of sales as the related inventory is titled in future periods.

During the second quarter of 2011, the Company registered a non-cash foreign exchange gain of Ps.25.2 million, mainly driven by the 1.9 percent quarter -over-quarter appreciation of the Mexican peso against the U.S. dollar, compared to a non-cash foreign exchange loss of Ps.43.4 million, mainly derived from the 3.1 quarter -over-quarter depreciation of the Mexican peso against the U.S dollar during the same period last year. Capitalized interest expense was Ps.211.9 million during the second quarter of 2011 compared to Ps.54.3 million in the second quarter of 2010. The higher capitalized interest applied to cost of sales during 2Q11 is driven by a low comparison base during the second quarter of 2010.

On a pro-forma basis (without considering the application of MFRS D-6 in 2010 and 2011), Homex’ gross margin for the quarter would have been 34.4 percent as compared to 32.8 percent during the same period last year. The higher margin attained during the recent quarter is primarily the result of higher average prices of homes within the affordable -entry and middle-income segment, as well as by efficiencies generated from an increased use of the Company’s aluminum moulds. Currently, moulds are incorporated in approximately 80 percent of all Homex construction projects.

	CAPITALIZATION OF COMPREHENSIVE
	FINANCING COST
Thousand of Pesos
INVENTORY	June 30, 2011	June 30, 2010
Exchange Loss	-$18,554	$62,926
Interest Expense	151,484	227,310
Inflation accounting accumulated effect	2,470	-959
Total	$135,400	$289,276
COST OF SALES	2Q11	2Q10
Exchange Loss	-$25,206	$43,433
Interest Expense	211,931	54,299
Inflation accounting accumulated effect	2,134	942
Total	$188,859	$98,674

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SECOND QUARTER 2011 RESULTS

Selling, General and Administrative Expenses (SG&A) as a percentage of total revenues for the second quarter of 2011 decreased 39 bps to 14.0 percent from 14.4 percent for the second quarter of 2010. The decrease in SG&A was primarily a result of lower expenses from Brazilian operations as well as recognized revenues from this division which offset expenses from operations in the country. This follows the Company’s strategy initiated during 2010 to reduce payroll expenses by restructuring its corporate back offices, reducing the administrative personnel in its Mexico, Tourism and International Division, while providing more efficient service to Homex’ branches.

SELLING, AND ADMINISTRATIVE EXPENSES
		% of Total		% of Total	Change
(Thousands of pesos)	2Q11	revenues	2Q10	revenues	2Q11 /2Q10
Selling general and administrative expenses	$766,510	14.0%	$669,928	13.9%	14.4%
Beta Trademark Amortization	$0	0.0%	$22,764	0.5%
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$766,510	14.0%	$692,692	14.4%	10.7%

Operating income . During the second quarter of 2011, operating income increased 17.3 percent to Ps.930.9 million from Ps.793.6 million during the same period of 2010, driven by higher revenues and lower year-over-year SG&A expenses. Operating income as a percentage of revenues was 17.0 percent in the second quarter of 2011 compared to 16.4 percent during 2010. On a pro-forma basis (without considering the application of MFRS D-6 in 2010 and 2011) Homex’ operating margin for the second quarter of 2011 was 20.4 percent compared to 18.5 percent during the same period of last year. The higher margin is mainly driven by a higher gross margin and lower SG&A expenses, as explained above.

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SECOND QUARTER 2011 RESULTS

Net comprehensive financing cost (CFC) during the second quarter of 2011 was Ps.218.6 million compared to Ps.62.4 million during the second quarter of 2010. The higher cost of financing during the second quarter of 2011 reflects higher interest expense in the period as well as the recognition of a foreign exchange loss of Ps.106.0 million during the second quarter of 2011 versus a foreign exchange gain of Ps. 882.5 thousand during the same period of last year. As a percentage of revenues, net comprehensive financing cost was 4.0 percent in the second quarter of 2011 versus 1.3 percent in the second quarter of 2010. The main drivers of this result were the following:

a) Net interest expense increased to Ps.112.5 million during the second quarter of 2011 from Ps.63.2 million for the same period in the prior year.

b) Foreign exchange loss in the second quarter of 2011 was Ps. 106.0 million compared to a gain of Ps.882.5 thousand in 2010.

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SECOND QUARTER 2011 RESULTS

Foreign exchange exposure and currency derivatives. As of June 30, 2011, Homex’ U.S. Dollar denominated debt relates to the issuance of two bonds, a US$250 million bond issued in 2005 and a US$250 million bond issued in 2009, each with a single principal payment due at maturity in 2015 and 2019, respectively. Regarding its 2015 US$250 million bond, the Company has an interest -only swap that aims to effectively minimize the exchange risk in the dollar denominated interest payments for the 2011-2013 period. Regarding its 2019 US$250 million bond, Homex has entered into a principal -only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into an interest -only swap for the next three years at an effective exchange rate of 11.67 pesos per dollar, considering TIIE (Mexico’s reference rate) at 4.95 percent. During the second quarter of 2011, the hedging instrument for Homex’ 2015 bond had a negative mark-to-market value of approximately Ps.27.6 million recognized in the results of operations; and the principal -only swap instrument entered in connection with the US$250 million 2019 bond had a mark-to-market value of approximately Ps. 590.8 million, as recognized on the balance sheet accumulated as of June 30, 2011.

Net income for the second quarter of 2011 was Ps.473.1 million or an 8.6 percent margin compared to Ps.431.4 million and a margin of 8.9 percent reported in the same period of 2010.

The lower margin during the second quarter of 2011 is driven by the recognition of higher interest expense during the quarter. Both periods were affected by a higher tax rate in relation to the tax provision for the recovery of VAT taxes. Please refer to Note 24(f) of the Company’s 2010 Audited Financial Statements filed with the Mexican Securities Commission (CNBV) .

Earnings per share for the second quarter of 2011 increased to Ps.1.41, as compared to Ps.1.39 reported in the second quarter of 2010. On an accumulated basis as of June 30, 2011 earnings per share increased 18 percent to Ps.2.18 from Ps.1.85 as of June 30, 2010.

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SECOND QUARTER 2011 RESULTS

Adjusted EBITDA during the second quarter of 2011 increased 16.7 percent to Ps.1,237.5 million from Ps.1,060.0 million reported in the same period of the last year. As a percentage of sales, adjusted EBITDA was 22.5 percent, an increase of 58 bps when compared to 22.0 percent in the same period last year and in line with the Company’s yearly guidance of 21 to 22 percent.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	2Q'11	2Q'10
Net Income	$473,127	$431,379
Depreciation	$93,872	$95,789
Capitalization of CFC	$188,859	$98,674
Beta Trademark amortization	$0	$22,764
Net comprehensive financing cost	$218,569	$62,372
Income tax	$257,496	$315,732
Minority interest	$5,581	$33,308
Adjusted EBITDA	$1,237,503	$1,060,017

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SECOND QUARTER 2011 RESULTS

Land reserve. As of June 30, 2011, Homex’ land reserve was 80.2 million square meters, which includes both titled land and land in the process of being titled (without considering optioned land). This is equivalent to land for 388,380 homes, of which 356,722 are reserved for homes in a price range between Ps.204 to Ps.600 thousand, including land reserved for Homex’ Brazilian operations, and 31,658 for homes at a price point above Ps. 601 thousand, as well as land reserved for the Company’s tourism division. Homex’ land inventory value as of June 30, 2011, was Ps.11.6 billion. (US$988.6 million) . The Company estimates that its current land bank covers 5 years of future operations.

During 2011, Homex intends to continue to follow a conservative replacement strategy for land bank acquisitions, thus minimizing its investment spend in this area.

Liquidity. During the second quarter of 2011 the Company increased its total debt by 0.3 percent or Ps.33.2 million to Ps.13,137.3 million from Ps.13,104.0 million as of March 31, 2011. As of June 30, 2011, Homex’ weighted average debt maturity was 3.6 years, with 52.1 percent of the Company’s debt maturing between 2015 and 2019. The Company had net debt of Ps.9,336.8 million as of June 30, 2011 including the effects of the appreciation of the Mexican peso relative to the U.S. dollar. With respect to interest coverage, Homex’ adjusted EBITDA -to-Net Interest Expense [1] ratio was 3.1x in the second quarter of 2011.

As of June 30, 2011, the Company had the following liquidity ratios:

• Net debt: Ps.9,336.8 million

• Net debt-to-adjusted EBITDA ratio: 2.17x

• Debt to- total- capitalization ratio: 50.0 percent

[1] Net Interest Expense calculated as of last twelve months accrued interest.

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SECOND QUARTER 2011 RESULTS

Working Capital Cycle

Homex reported total receivables of 9.0 percent of Last Twelve Month (LTM) revenues as of June 30, 2011, demonstrating stability when compared to the 9.0 percent registered as of March 31, 2011.

As of June 30, 2011, Homex reported a total inventory equivalent to 141.3 percent of LTM revenues, a decrease of 29 bps compared to 143.8 percent of LTM revenues as of March 31,2011.

Accounts payable, calculated as of June 30, 2011, increased 32 bps to 21.5 percent of LTM revenues, from 21.2 percent of LTM revenues as of March 31, 2011. The improvement derives from better credit terms with the Company’s material suppliers.

During 2Q11, and principally as a result of Working Capital Cycle stability, the Company generated positive Free Cash Flow (FCF) of Ps.466.4 million which positively compares to Ps.181.3 million as of 2Q10. On an accumulated basis as of June 30, 2011 Homex has generated positive cash flow of Ps.97.9 million.

WORKING CAPITAL CYCLE	June 30, 2011	March 31, 2011
Inventory*	141.3%	143.8%
Accounts receivable	9.0%	9.0%
Accounts payable	21.5%	21.2%
Total Working Capital Cycle	128.8%	131.6%
*Includes land inventory, construction- in- process and construction materials.
figures are unaudited.

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SECOND QUARTER 2011 RESULTS

2011 Guidance: The Company reaffirms its guidance for 2011 as published in December 2010:

2011 COMPANY GUIDANCE
Revenue growth	13.0% to 16.0%
Adjusted EBITDA margin (%)	21.0% to 22.0%

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SECOND QUARTER 2011 RESULTS

Recent Business Developments

On June 30, 2011 Homex presented its 2010 Annual Report on Form 20F which can be found in the Company’s filings with the Securities and Exchange Comission (SEC) as well as at Homex’ Investor Relations website: www.homex. com.mx/ri. The Company’s shareholders may request a hard copy of Homex’s audited financial statements free of charge.

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SECOND QUARTER 2011 RESULTS

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico and Brazil. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on revenues and net income.

For additional corporate information please visit the Company’s web site at www.homex. com.mx; Additional information for Homex' holders of US Dollar denominated bonds is also available on the Company’s Investor Relations portal at http://www. homex. com.mx/ri/index. htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward -looking and subject to risks and uncertainties. Forward -looking statements involve inherent risks and uncertainties. We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward -looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward -looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached is the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month period ended June 30, 2011 and 2010, which includes the Consolidated Balance Sheets as of June 30, 2011 and 2010, and the Consolidated Statements of Income and Consolidated Statement of Changes in Financial Position for the six-month period ended June 30, 2011 and 2010.

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SECOND QUARTER 2011 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON OF JUNE 30, 2011 WITH JUNE 30, 2010
					Change
(Figures in thousands of pesos)	Jun-11		Jun-10		11 /10
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,800,414	9.9%	3,025,408	9.5%	25.6%
Accounts receivable, net	1,879,004	4.9%	1,110,524	3.5%	69.2%
Inventories	29,422,573	76.9%	24,759,567	77.8%	18.8%
Other current assets	1,292,157	3.4%	882,850	2.8%	46.4%
Total current assets	36,394,148	95.1%	29,778,350	93.6%	22.2%

Property and equipment, net	889,581	2.3%	1,044,815	3.3%	-14.9%
Goodwill	731,861	1.9%	731,861	2.3%	0.0%
Other assets	258,365	0.7%	262,857	0.8%	-1.7%
TOTAL	38,273,956	100.0%	31,817,883	100.0%	20.3%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	2,563,380	6.7%	484,557	1.5%	429.0%
Accounts payable	4,480,406	11.7%	3,799,740	11.9%	17.9%
Advances from customers	995,772	2.6%	1,293,548	4.1%	-23.0%
Taxes payable	1,859,681	4.9%	1,330,543	4.2%	39.8%
Total current liabilities	9,899,240	25.9%	6,908,388	18.0%	43.3%

Long-term notes payable to financial institutions	10,573,884	27.6%	10,150,381	31.9%	4.2%
Swap Payable	590,881	1.5%	243,668	0.8%	142.5%
Labor obligations	104,010	0.3%	108,425	0.3%	-4.1%
Deferred income taxes	3,987,573	10.4%	3,405,102	10.7%	17.1%
Total liabilities	25,155,588	65.7%	20,815,963	65.4%	20.8%

STOCKHOLDERS' EQUITY
Common stock	528,011	1.4%	528,011	1.7%	0%
Additional paid-in capital	3,195,238	8.3%	3,189,020	10.0%	0.2%
Retained earnings	9,201,224	24.0%	7,211,824	22.7%	27.6%
Other stockholders' equity accounts	(196,518)	-0.5%	(258,698)	-0.8%	-24.0%
Excess in restated stockholders' equity	344,915	0.9%	344,915	1.1%	0.0%
Cumulative initial effect of deferred income taxes	(157,828)	-0.4%	(157,828)	-0.5%	0.0%
Majority stockholders' equity	12,915,042	33.7%	10,857,244	34.1%	19.0%
Minority interest	203,325	0.5%	144,676	0.5%	40.5%
TOTAL STOCKHOLDERS' EQUITY	13,118,367	34.3%	11,001,920	34.6%	19.2%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	38,273,956	100.0%	31,817,883	100.0%	20.3%

20
SECOND QUARTER 2011 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF THREE MONTHS 2011 WITH THREE MONTHS 2010
					Change
(Figures in thousands of pesos)	2Q11		2Q10		2011/2010
REVENUES
Affordable-entry level revenue	4,528,606	82.5%	4,170,428	86.4%	4.3%
Middle income housing revenue	404,519	7.4%	481,626	10.0%	-16.0%
Other revenues	556,483	10.1%	174,109	3.6%	219.6%
TOTAL REVENUES	5,489,608	100.0%	4,826,162	100.0%	13.7%

COSTS	3,603,335	65.6%	3,241,228	67.2%	11.2%
Capitalization of CFC	188,859	3.4%	98,674	2.0%	91.4%
TOTAL COST	3,792,195	69.1%	3,339,902	69.2%	13.5%

GROSS PROFIT	1,697,414	30.9%	1,486,260	30.8%	14.2%

SELLING AND ADMINISTRATIVE EXPENSES
Selling and administrative expenses	766,510	14.0%	669,928	13.9%	14.4%
Beta trademark amortization	-	0.0%	22,764	0.5%	-100.0%
					10.7%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	766,510	14.0%	692,692	14.4%

OPERATING INCOME	930,904	17.0%	793,569	16.4%	17.3%
OTHER (EXPENSES) INCOME, NET	23,868	0.4%	49,222	1.0%	-51.5%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	179,572	3.3%	109,406	2.3%	64.1%
Interest income	(67,017)	-1.2%	(46,152)	-1.0%	45.2%
Foreign exchange (gain) loss	106,014	1.9%	(882)	0.0%	445.3%
	218,569	4.0%	62,372	1.3%	250.4%

INCOME BEFORE INCOME TAX	736,203	13.4%	780,419	16.2%	-5.7%

INCOME TAX EXPENSE	257,496	4.7%	315,732	6.5%	-18.4%
NET INCOME	478,707	8.7%	464,687	6.5%	3.0%
MAJORITY INTEREST	473,127	8.6%	464,687	9.6%	1.8%
MINORITY INTEREST	5,581	0.1%	33,308	0.7%	-83.2%
NET INCOME	473,127	8.6%	431,379	8.9%	9.7%
Earnings per share	1.41		1.39		1.9%

Adjusted EBITDA	1,237,503	22.5%	1,060,017	22.0%	16.7%

21
SECOND QUARTER 2011 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF SIX MONTHS 2011 WITH SIX MONTHS 2010
					Change
(Figures in thousands of pesos)	1H2011		1H2010		2011/2010
REVENUES
Affordable-entry level revenue	8,013,712	83.6%	7,141,222	84.8%	9.3%
Middle income housing revenue	965,097	10.1%	1,027,459	12.2%	-6.1%
Other revenues	609,226	6.4%	250,927	3.0%	142.8%
TOTAL REVENUES	9,588,035	100.0%	8,419,608	100.0%	13.9%

COSTS	6,335,044	66.1%	5,655,369	67.2%	12.0%
Capitalization of CFC	385,801	4.0%	493,374	5.9%	-21.8%
TOTAL COST	6,720,845	70.1%	6,148,743	73.0%	9.3%

GROSS PROFIT	2,867,190	29.9%	2,270,864	27.0%	26.3%

SELLING AND ADMINISTRATIVE EXPENSES
Selling and administrative expenses	1,381,671	14.4%	1,126,025	13.4%	22.7%
Beta trademark amortization		0.0%	45,527	0.5%	-100.0%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	1,381,671	14.4%	1,171,552	13.9%	17.9%

OPERATING INCOME	1,485,519	15.5%	1,099,312	13.1%	35.1%
OTHER (EXPENSES) INCOME, NET	15,242	0.2%	41,258	0.5%	-63.1%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	267,933	2.8%	143,832	1.7%	86.3%
Interest income	(130,713)	-1.4%	(76,391)	-0.9%	71.1%
Foreign exchange (gain) loss	192,660	2.0%	18,812	-0.2%	-1468.1%
	329,880	12.2%	86,253	1.0%	282.5%

INCOME BEFORE INCOME TAX	1,170,881	12.2%	1,054,317	12.5%	11.1%

INCOME TAX EXPENSE	427,020	4.5%	400,641	4.8%	6.6%
NET INCOME	743,861	7.8%	653,677	4.8%	13.8%
MAJORITY INTEREST	730,461	7.6%	653,677	7.8%	11.7%
MINORITY INTEREST	13,400	0.1%	34,531	0.4%	-61.2%
NET INCOME	730,461	7.6%	619,146	7.4%	18.0%
Earnings per share	2.18		1.85		18.0%

Adjusted EBITDA	2,068,038	21.6%	1,863,489	22.1%	11.0%

22
SECOND QUARTER 2011 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED JUNE 30, 2011 AND JUNE 30, 2010
(thousands of pesos)
	2011	2010
Net income	730,461	619,146
Non-cash items:
Depreciation	181,476	184,018
Minority interest	13,400	34,531
Amortization of Trademark Beta	0	45,527
Deferred income taxes	389,740	400,641
	1,315,077	1,283,862
(Increase) decrease in:
Trade accounts receivable	(562,308)	(707,097)
Inventories (w/land)	(1,594,708)	(1,198,208)
Trade accounts payable	250,245	(192,156)
Other A&L, net	758,049	345,779
Changes in operating assets and liabilities	(1,148,722)	(1,751,683)

Operating cash flow	166,355	(467,821)

CAPEX	(68,484)	(118,241)

Free cash flow	97,870	(586,062)

Net financing activities	267,323	359,498

Net (decrease) increase in cash and cash equivalents	365,193	(226,564)

Balance at beginning of period	3,435,221	3,251,972

Balance at end of period	3,800,414	3,025,408

23
SECOND QUARTER 2011 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: July 26 , 2011	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer